SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 18, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Seventeen Nokia stock exchange releases dated May 18, 2018:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Suri, Rajeev

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516172918_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 575,309 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 575,309 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516162210_4

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 66,586 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 66,586 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Chowdhary, Ashish

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516162752_4

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 19,595 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 19,595 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Erlemeier, Joerg

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516163004_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 95,123 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 95,123 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516163302_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 84,660 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 84,660 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Goel, Sanjay

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516163508_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 85,611 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 85,611 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Gorti, Bhaskar

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516172236_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 118,524 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 118,524 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516172448_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 95,123 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 95,123 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Pullola, Kristian

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516172630_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 142,685 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 142,685 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Rouanne, Marc

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516172757_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 179,784 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 179,784 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Varsellona, Maria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516173039_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 86,753 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 86,753 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The transaction was done in accordance with the co-investment arrangement relating to Nokia’s 2018 Performance Share Plan as announced in connection with the company’s interim report for Q1 2018.

Person subject to the notification requirement

Name: Weldon, Marcus

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516173617_3

Transaction date: 2018-05-15

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 47,561 Unit price: 5.2563 EUR

Aggregated transactions

(1): Volume: 47,561 Volume weighted average price: 5.2563 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia

1

Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: The Basil H Alwan Trust

Position: Closely associated person

(X) Legal person

(1):Person Discharging Managerial Responsibilities In Issuer

Name: Alwan, Basil

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516105032_4

Transaction date: 2018-05-15

Venue: XNYS

Instrument type: FINANCIAL INSTRUMENT LINKED TO A SHARE OR A DEBT INSTRUMENT

ISIN: US6549022043

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 81,000 Unit price: 6.25 USD

Aggregated transactions

(1): Volume: 81,000 Volume weighted average price: 6.25 USD

1

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Reddy, Sri

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180516205241_4

Transaction date: 2018-05-15

Venue: XNYS

Instrument type: FINANCIAL INSTRUMENT LINKED TO A SHARE OR A DEBT INSTRUMENT

ISIN: US6549022043

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 3,624 Unit price: 6.25 USD

(2): Volume: 210 Unit price: 6.25 USD

(3): Volume: 6,136 Unit price: 6.25 USD

(4): Volume: 100 Unit price: 6.25 USD

(5): Volume: 150 Unit price: 6.25 USD

(6): Volume: 13 Unit price: 6.25 USD

(7): Volume: 1,000 Unit price: 6.25 USD

(8): Volume: 111 Unit price: 6.25 USD

(9): Volume: 779 Unit price: 6.25 USD

(10): Volume: 1,000 Unit price: 6.25 USD

(11): Volume: 700 Unit price: 6.25 USD

1

(12): Volume: 1,000 Unit price: 6.25 USD

(13): Volume: 6 Unit price: 6.25 USD

(14): Volume: 1,000 Unit price: 6.25 USD

(15): Volume: 1,000 Unit price: 6.25 USD

(16): Volume: 100 Unit price: 6.25 USD

(17): Volume: 170 Unit price: 6.25 USD

(18): Volume: 38 Unit price: 6.25 USD

(19): Volume: 91 Unit price: 6.25 USD

(20): Volume: 21,784 Unit price: 6.265 USD

(21): Volume: 27,688 Unit price: 6.27 USD

(22): Volume: 33,300 Unit price: 6.267 USD

Aggregated transactions

(22): Volume: 100,000 Volume weighted average price: 6.26447 USD

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180517192930_3

Transaction date: 2018-05-16

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: PLEDGING

Transaction details

(1): Volume: 66,586 Unit price:  N/A

Aggregated transactions

(1): Volume: 66,586 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Erlemeier, Joerg

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180517134053_5

Transaction date: 2018-05-16

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 28 Unit price: 5.2532 EUR

Aggregated transactions

(1): Volume: 28 Volume weighted average price: 5.2532 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
May 18, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 18, 2018 at 13:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180517133955_5

Transaction date: 2018-05-16

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 25 Unit price: 5.2532 EUR

Aggregated transactions

(1): Volume: 25 Volume weighted average price: 5.2532 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title:Vice President, Corporate Legal